[redacted]

SECUI 09040288 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2008 (MM/DD/YY) AND ENDING Dec 31 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 K Street, NW Suite 900
(No. and Street)

Washington | DC | 20005
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bogushefsky 202-312-9221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 South Calvert Street | Baltimore | MD | 21202
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
APR 22 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal - CFO

Title

Elizabeth Stedman

Notary Public

ELIZABETH B. STEDMAN
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI Capital Advisors, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital		
Total member's equity		$2,170,299
Deductions:		
Non-allowable assets:		
Receivables, net	$ 50,322	
Prepaid expenses	2,552	
Fixed assets, net	1,333	
Total deductions		54,207
Net capital		2,116,091
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 83,370
Excess net capital		$ 2,032,721

There were no differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2008 Part IIA FOCUS Filing

The audited Computation of Net Capital included in this report differs from the Company's corresponding schedule in the unaudited December 31, 2008 Part IIA FOCUS filing at December 31, 2008 (filed on January 26, 2009) because of a decrease in total Non-allowable assets of $434,232, and a increase in excess net capital of $463,181. This was the result of a reclassification of an aging receivable to the more appropriate unit. There were no differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2008 Part IIA FOCUS filing at December 31, 2008 (filed on February 26, 2009).